Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
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Contact:  336-584-5171                      Shareholder Direct: 800-LAB-0401
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Media - Cynthia Jay, Ext. 5052                               www.labcorp.com
Investors - Pamela Sherry, Ext. 4855


   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
                        FIRST QUARTER RESULTS


Burlington, NC, April 22, 1999 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter ended March 31, 1999.

Net sales for the first quarter were $417.9 million, operating income was $34.3 million, and net income was $14.1 million. The basic and diluted earnings per common share (after deducting preferred stock dividends) were $0.02. This compares with net sales of $387.7 million, operating income of $29.4 million, net income of $9.3 million, and a basic and diluted loss per common share (after deducting preferred stock dividends) of ($0.01) for the same period in 1998.

The 7.8 percent increase in net sales is the result of a 4.4 percent increase in price and a 3.4 percent increase in volume. These increases resulted from continued momentum achieved by appropriate pricing and focusing on growing the base business, as well as high-value and specialized testing. Growth initiatives in strategic acquisitions and new alliances also improved positioning in sales and service capacity.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) was $55.4 million for the first quarter of 1999, or 13.3 percent of net sales, versus $50.2 million, or 13.0 percent of net sales, for the comparable period in 1998. Operating cash flow for the quarter was $25.1 million.
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"We  are pleased with the progress in our financial performance which resulted from ongoing, successful strategies to strengthen our customer base and broaden our testing and service capabilities," said Thomas P. Mac Mahon, president and chief executive officer. "We are especially pleased with the demand from the medical community for our genotyping and phenotyping testing, which is critically important for optimizing the treatment of HIV/AIDS patients."

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction
(PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, long-term care facilities, companies, and other clinical laboratories.




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                         - Table to Follow -
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

             LABORATORY CORPORATION OF AMERICA HOLDINGS
                  SUMMARIZED FINANCIAL INFORMATION
            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                     (Unaudited)
                                                  Three Months Ended
                                                       March 31,
                                               --------------------------
                                               1999              1998
                                               --------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                       $ 417.9         $ 387.7
Cost of sales                                     266.5           255.7
Selling, general and administrative               109.2            95.0
Amortization of intangibles and other assets        7.9             7.6
                                                -------         -------
Operating income                                   34.3            29.4
                                                =======         =======
Earnings before income taxes                       22.8            18.8

Provision for income taxes                          8.6             9.5
                                                -------         -------
Net earnings                                       14.1             9.3

Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        11.2            11.2
                                                -------         -------
Net income (loss) attributable to common
  shareholders                                  $   2.9         $  (1.9)
                                                =======         =======
Basic and diluted earnings (loss) per
  share (1)                                     $   0.02        $  (0.01)
                                                ========        ========

(1) Basic and diluted earnings (loss) per common share are based on the weighted average number of shares outstanding during the three-month period ended March 31, 1999, of 126,139,466 shares, and the weighted average number of shares outstanding during the three-month period ended March 31, 1998, of 124,397,655 shares.

                                            (Unaudited)
                                        Three Months Ended      Year Ended
                                             March 31,          December 31,
                                        ------------------    ---------------
                                               1999                 1998
                                        ------------------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents                  $    16.3             $    22.7
Accounts receivable, net                       383.6                 375.4
Property, plant & equipment                    260.4                 259.2
Intangible assets, net                         827.4                 836.2
Other assets                                   150.7                 147.4
                                            --------             ---------
                                           $ 1,638.4             $ 1,640.9
                                           =========             =========

Total bank debt                            $   632.2             $   643.8
Other liabilities                              314.8                 315.9
Redeemable preferred stock                     533.3                 526.8
Shareholders' equity                           158.1                 154.4
                                           ---------             ---------
                                           $ 1,638.4             $ 1,640.9
                                           =========             =========